UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15045641

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TF 2/26/15

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2015
Washington DC
404

SEC FILE NUMBER
8- 34299

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST SOUTH CAROLINA SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6300 St. Andrews Road, Suite B
(No. and Street)

Columbia, (City) South Carolina (State) 29212 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis, LLC
(Name – *if individual, state last, first, middle name*)

1901 Main Street, Suite 1650 (Address) Columbia, (City) SC (State) 29202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

DD 2/27/15

OATH OR AFFIRMATION

I, John L. Jordan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First South Carolina Securities, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN D. FAULKENBERRY
NOTARY PUBLIC
STATE OF SOUTH CAROLINA
MY COMMISSION EXPIRES
MARCH 24, 2019

John L. Jordan
Signature

President
Title

Susan D. Faulkenberry
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First South Carolina Securities, Inc.

Report on Financial Statements

For the year ended December 31, 2014

elliott davis
decosimo

Independent Auditor's Report

The Board of Directors
First South Carolina Securities, Inc.
Columbia, South Carolina

We have audited the accompanying statement of financial condition of First South Carolina Securities, Inc. (the Company) as of December 31, 2014, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First South Carolina Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules 1, 2, and 3 (the Supplemental Information) has been subjected to audit procedure performed in conjunction with the audit of First South Carolina Securities, Inc.'s financial statements. The Supplemental Information is the responsibility of First South Carolina Securities, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules 1, 2 and 3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elliott Davis Decosimo, LLC

Columbia, South Carolina
February 17, 2015

First South Carolina Securities, Inc.
Statement of Financial Condition
December 31, 2014

Assets	
Cash and cash equivalents	$ 829,332
Accounts receivable	1,205
Office furniture and equipment, at cost, $52,418 less accumulated depreciation of $52,218	200
Cash value of life insurance	424,032
Deposits	875
Deferred taxes	3,383
Total assets	$ 1,259,027
Liabilities:	
Accounts payable, accrued expenses, and other liabilities	$ 17,973
Total liabilities	17,973
Commitments and Contingencies - Note 8	
Stockholders' equity:	
Common stock - Class A, $1 par value, 300,000 shares authorized, 134,067 shares issued and outstanding	-
Common stock - Class B, $1 par value, 100,000 shares authorized, no shares issued and outstanding	134,067
Retained earnings	1,106,987
Total stockholders' equity	1,241,054
Total liabilities and stockholders' equity	$ 1,259,027

See Notes to Financial Statements

First South Carolina Securities, Inc.

Statement of Income

For the year ended December 31, 2014

Revenues	
Net gains on trading securities	$ 26,195
Interest	2,433
Fees for advisory and management services	125,800
Total revenue	154,428
Expenses	
Employee compensation and other costs	117,500
Clearing and custody	3,525
Communications	21,103
Occupancy and equipment	11,950
Promotional costs and travel	6,109
Licensing, regulatory fees and costs	2,276
Other operating	(8,044)
Total expenses	154,419
Total income before income taxes	9
Income tax benefit	3,131
Net income	$ 3,140

See Notes to Financial Statements

First South Carolina Securities, Inc.

Statement of Changes in Stockholders' Equity
For the year ended December 31, 2014

Common Stock:		
Class A - Balance, January 1 and December 31	$	134,067
Class B - Balance, January 1 and December 31		-
Retained Earnings:		
Balance, January 1		1,103,847
Net income		3,140
Balance, December 31		1,106,987
Total stockholders' equity	$	1,241,054

See Notes to Financial Statements

First South Carolina Securities, Inc.

Statement of Cash Flows

For the year ended December 31, 2014

Operating activities		
Cash flows from operating activities:		
Net income	$	3,140
Depreciation		150
Increase in deferred income taxes		(2,007)
Decrease in accounts receivable		400
Decrease in prepaid taxes		2,172
Increase in accounts payable and accrued expenses		9,794
Net cash provided by operating activities		13,649
Investing activities		
Cash flows from investing activities:		
Increase in cash value of life insurance, net		(40,558)
Net cash used in investing activities		(40,558)
Decrease in cash and cash equivalents		(26,909)
Cash and cash equivalents, beginning of year		856,241
Cash and cash equivalents, end of year	$	829,332
Supplemental disclosure:		
Cash paid during the year for income taxes	$	-

See Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies and Activities

Business Activity and Regulation:

First South Carolina Securities, Inc. (the "Company") is a registered broker/dealer licensed in South Carolina serving financial institutions across South Carolina, and is a member of the Financial Industry Regulatory Authority ("FINRA"), a self regulatory organization formed in 2007 to replace the National Association of Securities Dealers, Inc. ("NASD").

The Company is a broker/dealer and utilizes a third party as its clearing firm. The securities purchased or sold through the clearing firm are not insured by the Federal Deposit Insurance Corporation ("FDIC") or any other federal or state deposit guarantee fund, and are subject to investment risk, including possible loss of the principal invested.

The Company uses the accrual method of accounting.

Revenue Recognition:

Customers' securities transactions are recorded on a settlement date basis. Securities are valued at market value. The resulting difference between cost and market (or fair value) is included in income.

Income Taxes:

Deferred income taxes are provided when expenses, relating to depreciation of office equipment, are recognized in different years for financial and tax reporting purposes. Deferred income taxes also arise from operating loss carryforwards.

The Company follows the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740-10, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The provision also prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return. The adoption did not have any impact on the Company's financial position as no uncertain tax positions have been taken.

Tax returns for 2011 and subsequent years are subject to examination by taxing authorities.

Office Furniture and Equipment:

Depreciation is provided on a straight-line basis, using estimated useful lives of five to seven years for office furniture and equipment.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1. Summary of Significant Accounting Policies and Activities, Continued

Concentrations of Credit Risk:

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash deposits in banks. The Company places its cash with high credit quality institutions. Cash deposits at one bank exceeded Federal Deposit Insurance Corporation (FDIC) limits by $452,380 as of December 31, 2014.

Recently Issued Accounting Pronouncements:

Accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 2. Cash

Special restrictions for the benefit of customers under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission applied to none of the funds on deposit as of December 31, 2014. Cash defined for purposes of these financial statements is cash on deposit in local banking institutions subject to immediate withdrawal.

Note 3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $1,235,391, which was $1,135,391 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .0145 to 1.

Note 4. Income Taxes

The following summary of the provision for income taxes includes tax deferrals which arise from temporary differences in the recognition of certain items of revenue and expense for tax and financial reporting purposes for the year ended December 31, 2014:

	2014
Income taxes currently payable	
Federal	$ -
State	-
Deferred income taxes (benefit)	(3,131)
Provision (benefit)	$ (3,131)

Note 4. Income Taxes, Continued

The income tax effect of cumulative temporary differences at December 31, 2014 are as follows:

	Deferred tax asset (liability) 2014
Net operating losses	$ 3,422
Accumulated depreciation	(39)
Deferred tax asset	$ 3,383

The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate on income before income taxes for the year ended December 31, 2014 as follows:

	2014
Tax expense at statutory rate	$ 1
Increase (decrease) in taxes resulting from:	
CSV of life insurance	(3,340)
Other, net	208
Tax provision (benefit)	$ (3,131)

As of December 31, 2014, the taxpayer has a federal net operating loss carryforward of $16,119, and a state net operating loss carryforward of $23,613. These net operating losses will begin to expire in 2034 and 2033, respectively.

Note 5. Lease Obligation

The Company leases office facilities through July 31, 2015. Minimum rental commitments over the next five years are as follows:

Year ending	Amount
December 31, 2015	$ 6,125

There is no commitment after the end of the one-year lease term.

Note 6. Fair Value of Financial Instruments

The Company has adopted accounting standards in relation to Fair Value Measurements and Disclosures. The Standards apply to all assets and liabilities that are being measured and reported on a fair value basis. The Standards require disclosure that establishes a framework for measuring fair value in GAAP, and expands disclosure about fair value measurements. The Standard enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The Standard requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Note 6. Fair Value of Financial Instruments, Continued

Level 1 Quoted prices in active markets for identical assets and liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market.

Level 2 Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, mortgage-backed securities, municipal bonds, corporate debt securities and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. For example, this category generally includes certain private equity investments, retained residual interests in securitization, residential mortgage servicing rights, and highly-structured or long-term derivative contracts.

Assets and liabilities measured at fair value on a recurring basis at December 31, 2014 are as follows:

	December 31, 2014			
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 829,332	$ 829,332	$ -	$ -
	$ 829,332	$ 829,332	$ -	$ -

The Company has no liabilities carried at fair value or measured at fair value on a nonrecurring basis.

Note 7. Line of Credit

As a requirement of the bank at which the Company maintains its clearing account, the Company established a $1,500,000 line of credit bearing an interest rate of 4.5% that matures on May 13, 2015. No funds have been drawn on the line since its origination.

Note 8. Commitments and Contingencies

In the ordinary course of business, the Company may, from time to time, become a party to legal claims and disputes. At December 31, 2014, management and legal counsel are not aware of any pending or threatened litigation or unasserted claims or assessments that could result in losses, if any, that would be material to the financial statements.

Note 9. Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. The Company has evaluated subsequent events for accounting and disclosure purposes through the date the financial statements were issued.

First South Carolina Securities, Inc.

Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission

December 31, 2014

Net Capital:	
Total stockholders' equity	$ 1,241,054
Ownership equity not allowable	-
Other deductions or credits	-
Total capital allowable	1,241,054
Deductions or charges	
Nonallowable assets	
Other assets	5,663
Net capital before haircuts on securities	1,235,391
Net capital	$ 1,235,391
Aggregate Indebtedness:	
Items included in financial statement	
Accounts payable, accrued expenses and other liabilities	$ 17,973
Total aggregate indebtedness	17,973
Basic Net Capital Requirement:	
Minimum (15:1)	1,198
Minimum dollar amounts	100,000
Greater of the above	100,000
Excess net capital	1,135,391
Ratio of aggregate indebtedness to net capital	1.45%
Reconciliation with Company's Computation:	
Part II of Form x-17a-5 as of December 31, 2014	
Net capital as reported in Company's Part II (Unaudited) FOCUS Report	1,235,391
Auditors' adjustment	-
Net capital per above	$ 1,235,391

First South Carolina Securities, Inc.

Schedule 2 - Exemption From Rule 15c3-3 Special Reserve Bank Account Arrangement
Under Rule 15c3-3(k)(2)(i)of The Securities and Exchange Commission
December 31, 2014

The Company operates so as to meet the exemption under Securities and Exchange Commission Rule 15c3-3 (k) (2) (i) from the special reserve requirement of Rule 15c3-3.

Most transactions involve delivery contemporaneous with payment under arrangement with a bank (DVP arrangements). A special reserve bank account for the benefit of customers is established at Wells Fargo for Rule (k) (2) (i) purposes.

As of December 31, 2014, the Company had no funds which were required to be deposited in the special account.

First South Carolina Securities, Inc.

Schedule 3 - Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of The Securities and Exchange Commission
December 31, 2014

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.

Number of items None

Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

Number of items None

elliott davis
decosimo

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
First South Carolina Securities, Inc.
Columbia, South Carolina

We have reviewed management's statements, included in the accompanying Exemption from SEC Rule 15c3-3, in which First South Carolina Securities, Inc. stated that (a) First South Carolina Securities, Inc. may file an exemption report because the Company had no obligations under 17 C.F.R. § 240.15c3-3: [Exemption (k)(2)(i) - "Special Account for the Exclusive Benefit of customers"] and (b) First South Carolina Securities, Inc. had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception. First South Carolina Securities, Inc.'s management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that First South Carolina Securities, Inc. had no obligations under 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Elliott Davis Decosimo, LLC

Columbia, South Carolina
February 17, 2015

First South Carolina Securities

First South Carolina Securities, Inc.
6300 St. Andrews Road, Suite B
Columbia, South Carolina 29212
(803) 731-0455

Exemption from SEC Rule 15c3-3

SEC Rule 17a-5 requires a broker or dealer that claimed it was exempt from SEC Rule 15c3-3 throughout the most recent fiscal year to file an exemption report containing the following statements ("assertions"):

a) First South Carolina Securities, Inc. is exempt from SEC Rule 15c3-3 based on rule (k)(2)(i) – "Special Account for the Exclusive Benefit of customers".
b) First South Carolina Securities met the exemption provisions throughout the most recent fiscal year without exception.

elliott davis decosimo

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of First South Carolina Securities, Inc.
Columbia, South Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by First South Carolina Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating First South Carolina Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). First South Carolina Securities, Inc.'s management is responsible for First South Carolina Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis Decosimo, LLC

Columbia, South Carolina
February 17, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*16*********2132*********************MIXED AADC 220
034299 FINRA DEC
FIRST SOUTH CAROLINA SECURITIES INC
PO BOX 21969
COLUMBIA SC 29221-1969

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 72
   B. Less payment made with SIPC-6 filed (exclude interest) (174)
   7/18/14
   Date Paid
   C. Less prior overpayment applied ((102))
   D. Assessment balance due or (overpayment) ______
   E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum (102)
   F. Total assessment balance and interest due (or overpayment carried forward) $______
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $______
   H. Overpayment carried forward $(102)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First South Carolina Securities, Inc.
(Name of Corporation, Partnership or other organization)

John L. Jordan
(Authorized Signature)

President
(Title)

Dated the 22nd day of January, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 154,492
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Budgeting for Asset-Liability- per conversation with Linda Siemers (Deductions in excess of $100,000 require documentation)	125,800
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	125,800
2d. SIPC Net Operating Revenues	$ 28,692
2e. General Assessment @ .0025	$ 72 (to page 1, line 2.A.)